UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03236M 10 1

(CUSIP Number)

Jonathan E. Marsh

Group U.S. Counsel

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie, France

011-331-4744-4546

With a copy to:

David J. Segre

Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03236M 10 1	13D

(1)	NAMES OF REPORTING PERSONS TOTAL S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 22,796,507 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 22,796,507 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,796,507 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.83%†
(14)	TYPE OF REPORTING PERSON (see instructions) HC

*	Includes (i) 4,274,450 shares of Common Stock (as defined below) issuable upon conversion of the Tranche I Note (as defined below), which are currently convertible; (ii) 2,309,925 shares of Common Stock issuable upon conversion of the Tranche II Note (as defined below), which are currently convertible; and (iii) 2,594,919 shares of Common Stock issuable upon conversion of the Convertible Note (as defined below), which are currently convertible.
†	Based on 88,255,129 shares of Common Stock, which is the sum of (i) 79,075,834 shares of Common Stock outstanding on October 31, 2014, as set forth in the Quarterly Report on Form 10-Q of the Issuer (as defined below) for the period ended September 30, 2014, filed with the Securities and Exchange Commission on November 7, 2014; and (ii) 9,179,295 shares of Common Stock that may be issuable upon conversion of the Tranche I Note, Tranche II Note and Convertible Note.

CUSIP No. 03236M 10 1	13D

(1)	NAMES OF REPORTING PERSONS Total Energies Nouvelles Activités USA
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 22,796,507 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 22,796,507 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,796,507 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.83%†
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Includes (i) 4,274,450 shares of Common Stock (as defined below) issuable upon conversion of the Tranche I Note (as defined below), which are currently convertible; (ii) 2,309,925 shares of Common Stock issuable upon conversion of the Tranche II Note (as defined below), which are currently convertible; and (iii) 2,594,919 shares of Common Stock issuable upon conversion of the Convertible Note (as defined below), which are currently convertible.
†	Based on 88,255,129 shares of Common Stock, which is the sum of (i) 79,075,834 shares of Common Stock outstanding on October 31, 2014, as set forth in the Quarterly Report on Form 10-Q of the Issuer (as defined below) for the period ended September 30, 2014, filed with the Securities and Exchange Commission on November 7, 2014; and (ii) 9,179,295 shares of Common Stock that may be issuable upon conversion of the Tranche I Note, Tranche II Note and Convertible Note.

Item 1. Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, par value of $0.0001 per share (the “Common Stock”), of Amyris, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5885 Hollis Street, Suite 100, Emeryville, CA 94608.

Item 2. Identity and Background.

(a)	Name

This Statement is filed by:

(i)	TOTAL S.A., a société anonyme organized under the laws of the Republic of France (“Total Holdings”);

(ii)	Total Energies Nouvelles Activités USA (formerly known as Total Gas & Power USA, SAS), a société par actions simplifiée organized under the laws of the Republic of France (“Total Energies”, and together with Total Holding, the “Reporting Persons”).

Attached as Schedule A is a list of the Reporting Persons’ directors and executive officers.

(b)	Residence or Business Address

The address of the principal business and principal office of Total Holdings is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

The address of the principal business and principal office of Total Energies is 24, cours Michelet, 92800 Puteaux, France.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

Total Holdings, together with its subsidiaries and affiliates, is one of the largest publicly-traded integrated international oil and gas company in the world based on market capitalization, and has operations in more than 130 countries and activities in every sector of the oil industry, including in oil and gas exploration, development and production and liquid natural gas, and the refining, marketing and the trading and shipping of crude oil and petroleum products segments. Total Holdings also has operations in petrochemicals and fertilizers and specialty chemicals, mainly for the industrial market. In addition, Total Holdings has interests in the coal mining and power generation sectors. The principal occupation of each of its executive officers is to act in the capacity listed on Schedule A.

Total Energies is an indirect wholly owned subsidiary of Total Holdings and is engaged in industrial, commercial, research and development projects in the energy industry in the United States, including with respect to emerging energy technologies such as biofuels, both as a stand-alone entity and in cooperation with others. Total Energies participates in all manner of administrative, financial, securities, real estate, industrial and commercial operations including, where appropriate, participating in the creation of, or holding ownership interests in, companies engaged in the foregoing activities. The principal occupation of each of its executive officers is to act in the capacity listed on Schedule A.

(d)	Criminal Convictions

During the past five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Total Holding is a société anonyme organized under the laws of the Republic of France. Total Energies is a société par actions simplifiée organized under the laws of the Republic of France. The citizenship of each of the Reporting Persons’ respective directors and executive officers is listed on Schedule A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired 13,617,212 of the shares of Common Stock represented by this Statement (which amount does not include additional shares of Common Stock presently issuable to the Reporting Person upon the exchange of certain securities as further described below) for an aggregate consideration of $146,380,722.

On June 21, 2010, Total Energies acquired 7,101,548 shares of Series D Preferred Stock from the Issuer in a private placement at a price of $18.75 per share. The total consideration was $133,154,025. Upon the Issuer’s initial public offering in September 2010, these shares of Series D Preferred Stock were converted into 9,651,004 shares of Common Stock

On February 23, 2012, Total Energies acquired 2,288,356 shares of Common Stock from the Issuer in a private placement at a price of $5.78 per share. The total consideration was $13,226,697.

On July 30, 2012, Total Energies entered into a Securities Purchase Agreement (as amended, the “2012 SPA”) and purchased a 1.5% Senior Unsecured Convertible Note due 2017 (the “July 2012 Note”) from the Issuer with a face amount of $38.3 million. The July 2012 Note is convertible upon the occurrence of certain events and is not convertible into shares of Common Stock as of the date of this Statement.

On September 14, 2012, under the terms of the 2012 SPA, Total Energies purchased an additional 1.5% Senior Unsecured Convertible Note due 2017 (the “September 2012 Note”) from the Issuer with a face amount of $15 million. The September 2012 Note is convertible upon the occurrence of certain events and is not convertible into shares of Common Stock as of the date of this Statement.

On December 24, 2012, $4,999,998.96 of the July 2012 Note was exchanged for 1,677,852 shares of Common Stock at a price of $2.98 per share. The remaining principal amount of the July 2012 Note was approximately $33,300,000.

On March 24, 2013, Total Energies entered into a letter agreement with the Issuer amending certain terms of the 2012 SPA.

On June 6, 2013, under the terms of the 2012 SPA, Total Energies purchased a 1.5% Senior Unsecured Convertible Note due 2017 from the Issuer in the face amount of $10 million (the “June 2013 Note”). The June 2013 Note is convertible upon the occurrence of certain events and is not convertible into shares of Common Stock as of the date of this Statement.

On July 26, 2013, under the terms of the 2012 SPA, Total Energies purchased a 1.5% Senior Unsecured Convertible Note due 2017 from the Issuer in the face amount of $20 million (the “July 2013 Note”). The July 2013 Note is convertible upon the occurrence of certain events and is not convertible into shares of Common Stock as of the date of this Statement.

On August 8, 2013, Total Energies entered into a Securities Purchase Agreement (as amended, the “2013 SPA”) for the sale of senior convertible promissory notes by the Issuer to Total Energies and certain other investors. The 2013 SPA was amended on October 16, 2013, and December 24, 2013. On October 16, 2013, pursuant to the 2013 SPA, Total Energies purchased a Senior Convertible Note with a face value of $9,252,184.41 on the date of purchase (the “Tranche I Note,” and all similar securities, whether or not purchased by Total, the “Tranche I Notes”) through the exchange of the same principal amount of the July 2012 Note. The remaining principal amount of the July 2012 Note was approximately $24,000,000. The Tranche I Note matures on October 16, 2018, and is convertible into shares of Common Stock at the option of Total Energies at any time after February 8, 2015, at a conversion price equal to $2.44, subject to adjustment. Interest on the Tranche I Note is payable in kind for the first 30 months and is added to the principal every six months, which includes interest added to the principal balance after the date of issuance. The current principal balance of the Tranche I Note is $10,429,659.89.

On December 2, 2013 Total Energies entered into a letter agreement with the issuer amending certain terms of the July 2012 SPA, the July 2012 Note, the September 2012 Note, the June 2013 Note and the July 2013 Note.

On January 15, 2014, pursuant to the 2013 SPA, Total Energies purchased a senior convertible note with a face a value of $6,042,064.77 on the date of purchase (the “Tranche II Note,” and all similar securities, whether or not purchased by Total, the “Tranche II Notes”) through the exchange of the same principal amount of the July 2012 Note. The remaining principal amount of the July 2012 Note was approximately $18,000,000. The Tranche II Note matures on January 15, 2019, and is convertible into shares of Common Stock at the option of Total Energies at any time after January 15, 2015, and prior to the fifth trading day preceding the maturity date, or upon the occurrence of certain other events, at a conversion price equal to $2.87, subject to adjustment. Interest on the Tranche II Note is payable in kind for the first 36 months and is added to the principal every twelve months. The current principal balance of the Tranche II Note is $6,629,487.73.

On March 29, 2013, Total Energies entered into a letter agreement with the Issuer amending certain terms of the 2012 SPA.

On May 22, 2014, Total Energies acquired a 6.50% Convertible Senior Note due 2019 (the “Convertible Note”) with a face amount of $9,705,000 and the Issuer repayed the same principal amount of the July 2012 Note. The remaining principal amount of the July 2012 Note was $8,300,751.86. The Convertible Note matures on May 15, 2019. The Convertible Note is convertible into shares of Common Stock at the option of Total Energies at any time at an initial conversion rate of 267.0370 shares of Common Stock per $1,000 principal amount, which represents an initial conversion price of $3.74 per share. As of the date of this Statement, the Convertible Note was convertible into 2,594,919 shares of Common Stock.

On July 31, 2014, under the terms of the 2012 SPA, Total Energies purchased a 1.5% Senior Unsecured Convertible Note due 2017 from the Issuer in the face amount of $10.85 million (the “2014 Note”). The 2014 Note is convertible upon the occurrence of certain events and is not convertible into shares of Common Stock as of the date of this Statement.

On January 27, 2015, under the terms of the 2012 SPA, Total Energies purchased a 1.5% Senior Unsecured Convertible Note due 2017 from the Issuer in the face amount of $10.85 million (the “2015 Note”). The 2015 Note is convertible upon the occurrence of certain events and is not convertible into shares of Common Stock as of the date of this Statement.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities represented by this Statement for investment purposes and previously reported their beneficial ownership on Schedule 13G.

From time to time, the Reporting Persons may formulate plans or proposals for, hold discussions with the Issuer’s Board of Directors (the “Board”), the Issuer’s management and stockholders, and other parties about, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions that relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons’ consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Issuer and its prospects.

In June 2010, Total Energies acquired Series D Preferred Stock from the Issuer that converted into shares of Common Stock upon the completion of the Issuer’s initial public offering in September 2010. In connection with that equity investment, Total Energies and the Issuer entered into a letter agreement pursuant to which the Issuer agreed to appoint a person designated by Total Energies to serve as a member of the Board, and to use reasonable efforts, consistent with the Board’s fiduciary duties, to cause the director designated by Total Energies to be re-nominated by the Board in the future. These rights terminate upon the earlier of Total Energies holding less than half of the shares of Common Stock issued upon conversion of the Series D Preferred Stock or a sale of the Issuer. Philippe Boisseau, the President of the Marketing & Supply and Supply-Marketing and New Energies divisions of the Total group and a member of the Executive Committee of Total Holdings, serves on the Board as the director designated by Total Energies.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of the date of this Statement, the Reporting Persons are the direct beneficial owner of 13,617,212 shares of Common Stock. The Reporting Persons are deemed under Rule 13d-3(d)(1) to have beneficial ownership of the shares of Common Stock issuable upon conversion of the Tranche I Note, Tranche II Note, and the Convertible Note. As of the date of this Statement, the Reporting Persons are deemed to be the beneficial owner of 4,274,450 shares of Common Stock issuable upon conversion of the Tranche I Note, 2,309,925 shares of Common Stock issuable upon conversion of the Tranche II Note and 2,594,919 shares of Common Stock issuable upon conversion of the Convertible Note.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the shares of Common Stock beneficially owned and deemed to be beneficially owned by the Reporting Persons as of the date of this Statement; by (ii) 88,255,129 shares of Common Stock, which is the sum of (a) 79,075,834 shares of Common Stock outstanding on October 31, 2014, as set forth in the Quarterly Report on Form 10-Q of the Issuer (as defined below) for the period ended September 30, 2014, filed with the Securities and Exchange Commission on November 7, 2014; and (b) 9,179,295 shares of Common Stock that may be issuable upon conversion of the Tranche I Note, Tranche II Note and Convertible Note.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(c) Except for the 2015 Note, which was acquired by Total Energies directly from the Issuer on January 27, 2015, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the 60 days prior to the obligation to file this Schedule 13D. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The summary of the 2012 SPA set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the 2012 SPA, which is set forth in Exhibit 9 to this Statement and incorporated in this Item 6 by reference.

The summary of the notes set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the notes, which are set forth in Exhibit 3, Exhibit 4 and Exhibit 5 to this Statement and incorporated in this Item 6 by reference.

On December 2, 2013, the Issuer and Total Energies entered into an Amended and Restated Master Framework Agreement, which governs certain of the terms of the relationship between the parties. This agreement is set forth in Exhibit 6 to this Statement and incorporated in this Item 6 by reference.

The summary of the amendments to the 2012 SPA set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the amendments, which are set forth in Exhibit 7 and Exhibit 8 to this Statement and incorporated in this Item 6 by reference.

The summary of the 2013 SPA set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the 2013 SPA and the amendments thereto, which are set forth in Exhibit 10, Exhibit 11 and Exhibit 12 to this Statement and incorporated in this Item 6 by reference.

On June 21, 2010, the Issuer, Total Energies and certain other investors entered into Amended and Restated Investor Rights Agreement (the “IRA”). The IRA was subsequently amended on February 23, 2012, December 24, 2012, March 27, 2013, October 16, 2013, and December 24, 2013. Pursuant to the IRA, Total Energies and the other parties to the IRA have certain registration rights with respect to the shares of Common Stock held by such holders and shares issued upon conversion of convertible notes. Further, under the IRA, if the Issuer registers securities for public sale, then the holders of Common Stock with registration rights under the IRA have the right to include their shares of Common Stock in the registration statement. Additionally, holders of the Issuer’s outstanding securities with registration rights under the IRA can request that the Issuer register all or a portion of their Common Stock on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $2,000,000. The rights under the IRA may not be exercised after February 23, 2017.

On August 8, 2013, the Issuer, Total Energies and other investors entered into a voting agreement (the “Voting Agreement”), pursuant to which Total Energies and the other investors agreed to vote their shares of Common Stock in favor of the transactions contemplated by the 2013 SPA and against any proposal in opposition to the transaction contemplated by the 2013 SPA.

On May 8, 2014, the Issuer, Total Energies and certain other investors entered into an amended and restated letter agreement (the “A&R Registration Rights Letter”), which amended and restated a previous letter agreement. Pursuant to the A&R Registration Rights Letter, the Issuer granted Total Energies and the other parties to the 2013 SPA certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Tranche I Notes and the Tranche II Notes. Further, the A&R Registration Rights Letter requires the Issuer to pay certain liquidated damages to Total Energies and the other parties to the 2013 SPA if such registration is not completed as required.

The foregoing summary of the IRA, the Voting Agreement and the A&R Registration Rights Letter does not purport to be complete and is qualified in its entirety by the IRA and the amendments thereto, which are set forth in Exhibit 13, Exhibit 14, Exhibit 15, Exhibit 16, Exhibit 17 and Exhibit 18 to this Statement and incorporated in this Item 6 by reference; the Voting Agreement, which is set forth in Exhibit 19 to this Statement and incorporated in this Item 6 by reference; and the A&R Registration Rights Letter, which is set forth in Exhibit 20 to this Statement and incorporated in this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement.

2	1.5% Senior Unsecured Convertible Notes, dated July 30, 2012, September 14, 2012 and December 24, 2012, respectively, issued by Amyris, Inc. to Total Gas & Power USA, SAS(1)

3	1.5% Senior Unsecured Convertible Note, dated June 6, 2013, issued by Amyris, Inc. to Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS)(2)

4	1.5% Senior Secured Convertible Note dated December 2, 2013 issued by Amyris, Inc. to Total Energies Nouvelles Activités USA(3)

5	Amended and Restated Master Framework Agreement, dated December 2, 2013, between Amyris, Inc. and Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS)(4)

6	Letter Agreement, dated December 2, 2013, relating to the Senior Secured Convertible Notes and the 1.5% Senior Unsecured Convertible Notes due 2017 between Amryis, Inc. and Total Energies Nouvelles Activités USA(5)

7	Letter agreement, dated March 24, 2013, between Amyris, Inc. and Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS)(6)

8	Letter Agreement, dated March 29, 2014, between Amyris, Inc. and Total Energies Nouvelles Activités USA(7)

9	Securities Purchase Agreement, dated July 30, 2012, between Amyris, Inc. and Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS)(8)

Exhibit Number	Description

10	Securities Purchase Agreement, made and entered into as of August 8, 2013, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(9)

11	Amendment No. 1 to Securities Purchase Agreement, dated October 16, 2013 by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(10)

12	Amendment No. 2 to Securities Purchase Agreement, dated December 24, 2013 by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(11)

13	Amended and Restated Investors Rights Agreement, dated June 21, 2010, by and among Amyris Biotechnologies, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(12)

14	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated February 23, 2012, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(13)

15	Amendment No. 2 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2012, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(14)

16	Amendment No. 3 to Amended and Restated Investors’ Rights Agreement, dated March 27, 2013, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(15)

17	Amendment No. 4 to Amended and Restated Investors’ Rights Agreement, dated October 16, 2013, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS), and certain other investors.(16)

18	Amendment No. 5 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2013, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(17)

19	Voting Agreement, dated August 8, 2013, among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(18)

20	Amended and Restated Letter Agreement, dated May 8, 2014, among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(19)

(1)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended September 30, 2012, filed with the Securities and Exchange Commission on November 9, 2012.
(2)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 9, 2013.
(3)	Incorporated by reference to Exhibit 10.27 to the Issuer’s Annual Report on Form 10-K (no. 001-34885) for the period ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(4)	Incorporated by reference to Exhibit 10.29 to the Issuer’s Annual Report on Form 10-K (no. 001-34885) for the period ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(5)	Incorporated by reference to Exhibit 10.30 to the Issuer’s Annual Report on Form 10-K (no. 001-34885) for the period ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(6)	Incorporated by reference to Exhibit 10.03 to the Issuer’s Quarterly Report on Form 10-Q (no. 001-34885) for the period ended March 31, 2013, filed with the Securities and Exchange Commission on May 9, 2013.
(7)	Incorporated by reference to Exhibit 4.03 to the Issuer’s Quarterly Report on Form 10-Q (no. 001-34885) for the period ended March 31, 2014, filed with the Securities and Exchange Commission on May 9, 2014.
(8)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended September 30, 2012, filed with the Securities and Exchange Commission on November 9, 2012.
(9)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 5, 2013.
(10)	Incorporated by reference to Exhibit 4.25 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(11)	Incorporated by reference to Exhibit 4.24 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(12)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form S-1 (No. 333-166135) filed with the Securities and Exchange Commission on June 23, 2010.
(13)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Form S-3 (No. 333-180005) filed with the Securities and Exchange Commission on March 9, 2012.

(14)	Incorporated by reference to Exhibit 4.04 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on March 28, 2013.
(15)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended March 31, 2013, filed with the Securities and Exchange Commission on May 9, 2013.
(16)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(17)	Incorporated by reference to Exhibit 4.07 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(18)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 5, 2013.
(19)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended June 30, 2014, filed with the Securities and Exchange Commission on August 8, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

TOTAL S.A.

By:	/s/ Humbert de Wendel
Name: Humbert de Wendel
Title: Treasurer

TOTAL ENERGIES NOUVELLES ACTIVITÉS USA

By:	/s/ Bernard Clément
Name: Bernard Clément
Title: President

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each director and executive officer of the Total S.A. (“TOTAL S.A.” or “Total”) group of companies. References to the “Group” are to the Total S.A. group of companies. The business address of each of the directors and executive officers is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with Total S.A.

Name	Principal Occupation or Employment	Citizenship
Board of Directors
Thierry Desmarest

Chairman.

A graduate of the École Polytechnique and an Engineer of the French Corps des Mines, Mr. Desmarest served as Director of Mines and Geology in New Caledonia, then as technical advisor at the Offices of the Minister of Industry and the Minister of Economy. He joined TOTAL in 1981, where he held various management positions, then served as President of Exploration & Production until 1995. He served as Chairman and Chief Executive Officer of TOTAL from May 1995 until February 2007, and then as Chairman of the Board of TOTAL until May 21, 2010. He was appointed Honorary Chairman and remained a director of Total. The Honorary Chairman represents the Total group of companies (the “Group”) at the highest level, in accordance with the decision of the Board of Directors on May 21, 2010.

Following the sudden death of Christophe de Margerie, Thierry Desmarest was appointed Chairman of the Board of Directors of TOTAL S.A. on October 22, 2014.

Director of TOTAL S.A. since 1995. Last renewal: May 17, 2013 until 2016.

French
Patrick Artus

Independent director.

A graduate of the École Polytechnique, the École Nationale de la Statistique et de l’Administration Économique (ENSAE) and the Institut d’études politiques de Paris, Mr. Artus began his career at the INSEE (French National Institute for Statistics and Economic Studies) where his work included economic forecasting and modeling. He then worked at the Economics Department of the OECD (1980), later becoming the Head of Research at the ENSAE from 1982 to 1985. He was scientific adviser at the research department of the Banque de France, before joining the Natixis Group as the head of the research department, and has been a member of its Executive Committee since May 2013. He is an associate professor at the University of Paris I, Sorbonne. He is also a member of the council of economic advisors to the French Prime Minister and of the Cercle des Économistes.

Director of TOTAL S.A. since 2009. Last renewal: May 11, 2012 until 2015.

French

Name	Principal Occupation or Employment	Citizenship
Patricia Barbizet

Independent director.

A graduate of the École Supérieure de Commerce of Paris in 1976, Ms. Barbizet started her career in the Renault Group as the Treasurer of Renault Véhicules Industriels and then Chief Financial Officer of Renault Crédit International. She joined the Pinault group in 1989 as the Chief Financial Officer. In 1992, she became Chief Executive Officer of Artémis, then in 2004 Chief Executive Officer of Financière Pinault. She was the President of the Supervisory Board of the Pinault Printemps Redoute group until May 2005 and became Vice-President of the Board of Directors of PPR (now Kering) in May 2005. Patricia Barbizet is also a member of the Board of Directors of TOTAL and Peugeot S.A.

Director of TOTAL S.A. since 2008. Last renewal: May 16, 2014 until 2017.

French
Marc Blanc

Director representing employee shareholders.

Mr. Blanc joined the Total group in 1980 as a refinery operator at the Grandpuits refinery. Since 1983, Mr. Blanc has served in various positions with unions, notably as Secretary of the European Committee of Elf Acquitaine and then Total S.A. from 1991 to 2005. From 1995 to 1997 he was the General Secretary of the Chemicals Union of the Seine and Marne department of the CFDT, then from 1997 to 2001 the Deputy General Secretary of the Chemicals Union of the Ile de France department of the CFDT (SECIF) of which he became General Secretary from 2001 until 2005. From 2005 to 2012, Mr. Blanc was Federal Secretary of the Chemicals Energy Federation of the CFDT. From 2009 until 2014 he was Director of the Institute of Education and Training of the Chemicals Energy and Counselor for the Economic, Social and Environmental Council.

Director of TOTAL S.A. representing employees since November 4, 2014 until 2017.

French
Gunnar Brock

Independent director.

A graduate of the Stockholm School of Economics with an MBA in Economics and Business Administration, Mr. Brock held various international positions at Tetra Pak. He served as Chief Executive Officer of Alfa Laval from 1992 to 1994 and as Chief Executive Officer of Tetra Pak from 1994 to 2000. After serving as Chief Executive Officer of Thule International, he was appointed Chief Executive Officer of Atlas Copco AB from 2002 to 2009. He is currently Chairman of the Board of Stora Enso Oy. Mr. Brock is also a member of the Royal Swedish Academy of Engineering Sciences and of the Board of Directors of the Stockholm School of Economics.

Director of TOTAL S.A. since 2010. Last renewal: May 17, 2013 until 2016.

Swedish
Marie-Christine Coisne-Roquette	Independent director.	French

Name	Principal Occupation or Employment	Citizenship

A graduate of the University of Paris X Nanterre (law and English) and holder of a Specialized Law Certificate from the New York Bar Association, Ms. Coisne-Roquette worked as an attorney until 1988, when she joined the family-owned Sonepar group. From 1988 to 1998, while also serving as Chief Executive Officer of the family-owned Colam Entreprendre holding company, she held several consecutive directorships at Sonepar S.A., where she was appointed Chairman of the Board in 1998. She was Chairman and Chief Executive Officer of Sonepar from 2002 to 2012, and has been Chairman of the Board of Directors since January 1, 2013. A member of the Executive Board of MEDEF from 2000 to 2013, where she chaired that organization’s Tax Commission from 2005 to 2013, Ms. Coisne-Roquette is a member of the Economic, Social and Environmental Council. She is also a director of the Association nationale des sociétés par actions (ANSA).

Director of TOTAL S.A. since May 16, 2014 and until 2017.

Bertrand Collomb

Independent director.

A graduate of the École Polytechnique and a member of France’s engineering Corps des Mines, Mr. Collomb held a number of positions within the Ministry of Industry and other cabinet positions from 1966 to 1975. He joined the Lafarge group in 1975, where he served in various management positions. He served as Chairman and Chief Executive Officer of Lafarge from 1989 to 2003, then as Chairman of the Lafarge Board of Directors from 2003 to 2007, and has been the Honorary Chairman since 2007. He is also Chairman of the Institut des Hautes Études pour la Science et la Technologie (IHEST).

Director of TOTAL S.A. since 2000. Last renewal: May 11, 2012 until 2015.

French
Paul Desmarais Jr.

Independent director.

A graduate of McGill University in Montreal and of the Institut européen d’administration des affaires (INSEAD) in Fontainebleau, Mr. Desmarais was elected Vice Chairman (1984) and then Chairman of the Board (1990) of Corporation Financière Power, a company he helped found. Since 1996, he has served as Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada.

Director of TOTAL S.A. since 2002. Last renewal: May 16, 2014 until 2017.

Canadian
Anne-Marie Idrac

Independent director.

A graduate of the Institut d’Etudes Politiques de Paris and formerly a student at the École Nationale d’Administration (ENA — 1974), Ms. Idrac began her career holding various positions as a senior civil servant at the Ministry of Infrastructure (Ministère de l’Équipement) in the fields of environment, housing, urban planning and transportation. She served as Executive Director of the public

French

Name	Principal Occupation or Employment	Citizenship

development authority of Cergy-Pontoise from 1990 to 1993 and Director of land transport from 1993 to 1995. Ms. Idrac was State Secretary for Transport from May 1995 to June 1997, elected member of Parliament for Yvelines from 1997 to 2002, regional councilor for Ile-de-France from 1998 to 2002, and State Secretary for Foreign Trade from March 2008 to November 2010. She also served as Chairperson and Chief Executive Officer of RATP from 2002 to 2006 and then as Chairperson of SNCF from 2006 to 2008.

Director of TOTAL S.A. since May 11, 2012 and until 2015.

Charles Keller

Director representing employee shareholders.

A graduate of the École Polytechnique and the École des Hautes Etudes Commerciales (HEC), Charles Keller joined the Group in 2005 at the refinery in Normandy as a performance auditor. In 2008, he was named Project Manager at the Grandpuits refinery to improve the site’s energy efficiency and oversee its reliability plan. In 2010, he joined Exploration & Production and Yemen LNG as a reliability engineer and then became head of the Production Support department in charge of optimizing the plant. Charles Keller has been an elected member, representing holders of fund units, of the Supervisory Board of the “TOTAL ACTIONNARIAT FRANCE” collective investment fund since November 2012. He is also an elected member of the Supervisory Board of the “TOTAL DIVERSIFIÉ A DOMINANTE ACTIONS”, “TOTAL ACTIONS EUROPÉENNES” and “TOTAL EPARGNE SOLIDAIRE” collective investment funds.

Director of TOTAL S.A. since May 17, 2013 and until 2016.

French
Barbara Kux

Independent director.

Holder of an MBA (with honors) from INSEAD in Fontainebleau, Ms. Kux joined McKinsey & Company in 1984 as a Management Consultant, where she was responsible for strategic assignments for international groups. After serving as manager for development of emerging markets at ABB and then at Nestlé between 1989 and 1999, she was appointed Executive Director of Ford in Europe from 1999 to 2003. In 2003, Ms. Kux became a member of the Management Committee of the Philips group and, starting in 2005, was in charge of sustainable development. From 2008 to 2013, she was a member of the Management Board of Siemens AG. She has been responsible for sustainable development at the Group and in charge of the Group’s supply chain. Since 2013, she has been a member of the Supervisory Board of Henkel and a member of the Board of Directors of Firmenich S.A.

Director of TOTAL S.A. since May 16, 2014 and until 2017.

Swiss
Gérard Lamarche

Independent director.

Mr. Lamarche graduated in economic science from Louvain-la-Neuve University and the INSEAD business school (Advanced Management Program for Suez Group Executives). He also followed

Belgian

Name	Principal Occupation or Employment	Citizenship

the Global Leadership Series course of training at the Wharton International Forum in 1998-99. He started his career in 1983 at Deloitte Haskins & Sells in Belgium, before becoming a consultant in mergers and acquisitions in Holland in 1987. In 1988, Mr. Lamarche joined Société Générale de Belgique as an investment manager and management controller between 1989 and 1991, then as a consultant in strategic operations from 1992 to 1995. He joined Compagnie Financière de Suez as a project manager for the Chairman and Secretary of the Executive Committee (1995-1997), before taking part in the merger between Compagnie de Suez and Lyonnaise des Eaux, which became Suez Lyonnaise des Eaux (1997), and then being appointed as the acting Managing Director in charge of Planning, Management Control and Accounts. In 2000, Mr. Lamarche pursued his career in industry by joining NALCO (the American subsidiary of the Suez group and the world leader in the treatment of industrial water) as the Director and Chief Executive Officer. In March 2004, he was appointed Chief Financial Officer of the Suez group. In April 2011, Mr. Lamarche became a director on the Board of Directors of Groupe Bruxelles Lambert (GBL). He has been the acting Managing Director since January 2012. Mr. Lamarche is currently a director of Lafarge, Legrand, TOTAL S.A. and SGS SA. He is also a non-voting member (censeur) on the Board of Directors of GDF Suez.

Director of TOTAL S.A. since 2012. Last renewal: May 17, 2013 until 2016.

Anne Lauvergeon

Independent director.

Chief Mining Engineer and a graduate of the École Normale Supérieure with a doctorate in physical sciences, Ms. Lauvergeon held various positions in industry before becoming Deputy Chief of Staff in the Office of the President of the Republic in 1990. She joined Lazard Frères et Cie as Managing Partner in 1995. From 1997 to 1999, she was Executive Vice President and member of the Executive Committee of Alcatel, in charge of industrial partnerships and international affairs. Ms. Lauvergeon served as Chairperson of the Management Board of Areva from July 2001 to June 2011 and as Chairperson and Chief Executive Officer of Areva NC (formerly Cogema) from June 1999 to June 2011. She has been Chairperson and Chief Executive Officer of ALP S.A. since 2011.

Director of TOTAL S.A. since 2000. Last renewal: May 11, 2012 until 2015.

French
Michel Pébereau

Independent director.

Honorary Inspector General of Finance, Mr. Pébereau held various positions in the Ministry of Economy and Finance, before serving, from 1982 to 1993, as Chief Executive Officer and then as Chairman and Chief Executive Officer of Crédit Commercial de France (CCF). He was Chairman and Chief Executive Officer of BNP then BNP Paribas from 1993 to 2003, Chairman of the Board of Directors from 2003 to 2011, and is currently Honorary Chairman of BNP Paribas and Chairman of the BNP Paribas foundation. He is also a member

French

Name	Principal Occupation or Employment	Citizenship

of the Académie des Sciences Morales et Politiques, member of the Executive Board of the Mouvement des entreprises de France, member of the Policy Board of the Institut de l’Entreprise, Honorary Chairman of the Supervisory Board of the Institut Aspen, Chairman of the Governing Board of the Institut d’études politiques de Paris, and director of the ARC foundation.

Director of TOTAL S.A. since 2000 — Last renewal: May 11, 2012 until 2015.

Executive Committee[1]
Patrick Pouyanné

Patrick Pouyanné is a graduate of French engineering schools Ecole Polytechnique and Ecole des Mines in Paris.

From 1989 to 1996, he held various positions in the French Industry Ministry and in ministerial offices, including Environment and Industry Technical Advisor to the Prime Minister from 1993 to 1995 and Chief of Staff to the Information Technology and Space Minister from 1995 to 1996.

He joined Total in January 1997, as Chief Administrative Officer of Total E&P Angola and became Group Representative in Qatar and CEO of Total E&P Qatar in 1999. In August 2002, he was named Senior Vice President, Finance, Economics and Information Systems in Exploration & Production.

In January 2006, he became Senior Vice President, Strategy, Business Development and R&D in Exploration & Production.

Patrick Pouyanné has been a member of Total’s Management Committee since May 2006.

In March 2011, he was appointed Senior Vice President, Chemicals and Senior Vice President, Petrochemicals.

In January 2012, he was appointed President, Refining & Chemicals and member of the Executive Committee.

On October 22, 2014, Patrick Pouyanné was appointed Chief Executive Officer of Total by the Board of Directors and became President of the Executive Committee at the same time.

French
Philippe Boisseau	Philippe Boisseau graduated from France’s Ecole Polytechnique engineering school and is a member of France’s engineering Corps des Mines.	French

[1]	The Executive Committee, under the responsibility of the Chairman and Chief Executive Officer, is the primary decision-making body of the Group. It implements the strategy formulated by the Board of Directors and authorizes related investments, subject to the approval by the Board of Directors for investments exceeding 3% of the Group’s equity.

Name	Principal Occupation or Employment	Citizenship

He began his career in 1986, serving in a number of French government ministries before joining the staff of the Minister of Defense in 1993 as an industrial affairs and R&D advisor.

Mr. Boisseau joined Total in 1995 as Crude Oil Supply Manager at Total Petroleum North America, a Refining & Marketing subsidiary based in Denver, Colorado. He was subsequently appointed Product Trading Manager, Europe in Refining from 1997 to 1998.

He then became Strategic Planning Manager for Argentina in Exploration & Production in 1998. The following year, he was appointed CEO of Total Austral in Argentina. He was appointed President, Middle East in Exploration & Production in March 2002.

In January 2005, Mr. Boisseau was appointed to Total’s Management Committee. In February 2007, he was named President, Total Gas & Power. His role was develop the downstream segment of the natural gas chain and alternative energies (solar and biomass) to support Total’s oil and gas activities.

In January 2012, Mr. Boisseau was apppointed to the Executive Committee when he was named President, of Supply & Marketing (subsequently renamed Marketing & Services in November of the same year).

In July 2012, he was also appointed President of New Energies.

Arnaud Breuillac

A graduate of French engineering school Ecole Centrale de Lyon, Arnaud Breuillac joined Total in 1982. He has held various positions in Exploration & Production, in France, Abu Dhabi, the United Kingdom, Indonesia and Angola, and in Refining in France. Between 2004 and 2006, he served as Vice President, Middle East Iran. In December 2006, he was appointed to Exploration & Production’s Management Committee in his role as Senior Vice President, Continental Europe and Central Asia.

He became Exploration & Production’s Senior Vice President, Middle East in July 2010 and joined Total’s Management Committee on January 1, 2011.

On January 1, 2014, Arnaud Breuillac was appointed as Total’s President, Exploration & Production. He has been a member of the Executive Committee since October 1, 2014.

French
Yves-Louis Darricarrère

Yves-Louis Darricarrère is a graduate of the École Nationale Supérieure des Mines engineering school and the Institut d’Etudes Politiques (Sciences Po) in Paris and also has a degree in economics.

He started his career at Elf Aquitaine in 1978 in the Mining Division in Australia and later in the Exploration & Production Division. From 1984, he was successively CEO of affiliates in Egypt and Colombia, Vice President, Acreage Assets, Chief Financial Officer in Exploration & Production and Chief Financial Officer in Oil & Gas.

French

Name	Principal Occupation or Employment	Citizenship

In 1998, Mr. Darricarrère was appointed Vice President, Europe and United States in Exploration & Production and a member of the Management Committee of Elf Aquitaine.

In 2000, he was appointed Vice President, Northern Europe in Exploration & Production at Total and a member of Total’s Management Committee. He was named President of Gas & Power in September 2003. Mr. Darricarrère was appointed President, Exploration & Production in 2007.

From January to November 2012, he also served as President, Gas & Power, a position he resumed on October 29, 2014. In July 2012, he was named President, Upstream. He has been a member of the Executive Committee since 2003. He has extensive international experience, having worked in Australia, Egypt and Colombia over a ten-year period. Mr. Darricarrère is a Knight of the Legion of Honor.

On January 14, 2015, Yves-Louis Darricarrère has been appointed Chairman of Total Corporate Foundation.

Jean-Jacques Guilbaud

Jean-Jacques Guilbaud has an undergraduate degree in sociology and a postgraduate degree in public law.

He joined Total in 1981 as a legal advisor specializing in labor law, was appointed Industrial Relations Manager in 1985, and was named Real Estate Asset Manager in 1991.

After stints as Assistant General Manager of the Normandy refinery in 1994 and Vice President, Human Resources in 1996, he was appointed Senior Vice President, Human Resources and Corporate Communications and member of the Management Committee in April 1998.

He was named Senior Vice President, Human Resources and Corporate Communications of TotalFina in 1999 and of TotalFinaElf in 2000 and President, Human Resources and Corporate Communications of Total in 2003.

Jean-Jacques Guilbaud has been a member of the Executive Committee since 2007. He was appointed Chief Administrative Officer in 2008.

French
Patrick de la Chevardière

Patrick de La Chevardière is a graduate of the École Centrale de Paris engineering school and the École des Hautes Etudes Commerciales (HEC) business school. He joined Total in 1982 and served as a drilling engineer in Exploration & Production until 1989.

He then joined the Finance Department as a Project Manager, before he was appointed Vice President, Operations and Subsidiaries in 1995. In 2000, he was named Vice President, Asia in Refining & Marketing.

French

Name	Principal Occupation or Employment	Citizenship

He became Deputy Chief Financial Officer in September 2003 and a member of the Management Committee in January 2005.

Patrick de La Chevardière has been Total’s Chief Financial Officer and a member of the Executive Committee since 2008.

Philippe Sauquet

Philippe Sauquet began his career in 1981 as a civil engineer at the French Ministry of Infrastructure. He subsequently worked at the French Ministry of the Economy and Finance.

He joined chemical company Orkem in 1988 as Vice President, Strategy before being appointed Senior Vice President, Acrylics Sales & Marketing.

He moved to Total in 1990 as Vice President, Anti-Corrosion Paints and was subsequently named Vice President, Chemicals Strategy.

In 1997, Mr. Sauquet transferred to the Gas & Power Division, where he was successively Vice President, Americas; Vice President, International; Senior Vice President, Strategy & Renewables; Senior Vice President, Trading & Marketing, Gas & Power, based in London.

He was appointed President of Gas & Power on July 1, 2012, in which capacity he also sat on the Group Management Committee.

On October 29, 2014, Mr. Sauquet was named President, Refining & Chemicals and joined Total’s Executive Committee.

Born in 1957, he is a graduate of France’s Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées engineering schools and of the University of California, Berkeley in the United States.

French
Management Committee[2]
Helle Kristoffersen

Helle Kristoffersen began her career in 1989 as a Mergers & Acquisitions analyst at investment bank Lazard Frères. In 1991, she moved to Bolloré, serving as a Special Advisor to the CFO.

In 1994, she joined Alcatel, where she continued her career until 2010. Initially Vice President, Financial Operations at Alcatel Telecoms, she was appointed Vice President, Mergers & Acquisitions of Alcatel in 1995.

Ms. Kristoffersen was named Secretary of Alcatel’s Executive Committee in 1998. She was subsequently appointed Vice President, Marketing & Business Development, then Vice President, Corporate Strategy of Alcatel in 2000 and 2005 respectively.

French

[2]	The Management Committee facilitates coordination among the divisions and monitors the operating results and activity reports of these divisions.

Name	Principal Occupation or Employment	Citizenship

In 2009, she was named Senior Vice President, Vertical Markets at Alcatel-Lucent.

Ms. Kristoffersen was elected to the Board of Directors of Valeo in 2007 and of France Telecom-Orange in 2011.

A graduate of the Ecole Normale Supérieure and the Paris Graduate School of Economics, Statistics and Finance (ENSAE), Ms. Kristoffersen also holds a master’s degree in econometrics from Université Paris 1 and is an alumna of the Institute for Higher National Defence Studies (IHEDN).

Helle Kristoffersen has been appointed Senior Vice President, Strategy & Business Intelligence at Total. She is a member of the Management Committee and Secretary of the Executive Committee of Total.

Manoelle Lepoutre	On October 15, 2013, Manoelle Lepoutre has been appointed Senior Vice President Executive Careers and Management. She is also a member of the Management Committee.	French

In 2009, Manoelle Lepoutre managed as Executive Vice President, Sustainable Development and Environment.

Previously, as Vice President, R&D, at Total Exploration & Production from 2004, Ms. Lepoutre managed all of the programs designed to secure the technologies and capabilities required for future oil and gas exploration, production and development. In particular, she ensured that these programs addressed the full range of technical, business and environmental issues in E&P operations.

Manoelle Lepoutre joined the Group in 1982, holding a variety of R&D and exploration positions in the Exploration & Production business. She subsequently held senior exploration positions in France and the Netherlands. In 1998, she was appointed Vice President, Exploration in Norway. In 2000, she transferred to Total USA as Vice President, Geosciences.

Manoelle Lepoutre is a graduate of the Ecole Nationale Supérieure de Géologie de Nancy (ENSG) school of geology and the Ecole Nationale Supérieure des Pétroles et des Moteurs (ENSPM) engineering school. She also sits on various Boards of Directors, including Eramet, Earth physics institute Institut de Physique du Globe, Total E&P Norge, and Fondation Villette-Entreprises, which fosters cooperation between business and the La Villette science center in Paris. She is also a member of the Scientific Advisory Board of the French Geological and Mining Research Bureau (BRGM).

Jean-François Minster	Jean-François Minster is a graduate of French engineering school Ecole Polytechnique and holds a doctorate from Institut de Physique du Globe in Paris.	French

Name	Principal Occupation or Employment	Citizenship

In 1981 he created the hydrosphere physics and chemistry laboratory at the Institut de Physique du Globe in Paris, then the oceanography and geophysics laboratory in Toulouse, which he managed from 1985 to 1996. He has studied meteorites, terrestrial volcanoes and the relationship of ocean currents and the ocean carbon cycle to climate.

From 1990 to 1996, he also held the position of Director of Institut des Sciences de la Terre in Toulouse and, in 1996, was named to head Institut National des Sciences de l’Univers at France’s National Scientific Research Center (CNRS).

From 2000 to 2005, he was Chairman and Managing Director of France’s Research Institute for Exploration of the Sea (IFREMER). In 2005 and 2006, he served as the CNRS’ General Science Director.

He is a corresponding member of the French Academy of Sciences and a member of the French Academy of Technologies.

Jean-François Minster was appointed Senior Vice President, Scientific Development and a member of Total’s Management Committee on October 1, 2006.

Jacques-Emmanuel Saulnier

A graduate of the Institut d’Etudes Politiques in Grenoble, Jacques-Emmanuel Saulnier was Senior Vice President of Communications and spokesman for Areva since September 2001. He joined the Group in 1999 as Executive Assistant to Anne Lauvergeon, CEO of Cogema, one of Areva’s predecessor companies.

Prior to that, in 1998 he was Vice President Public Affairs at Alcatel and Executive Assistant to Anne Lauvergeon, who was then Executive Vice President of the company.

Earlier in his career, Mr. Saulnier was Deputy Chief of Staff to the French Minister of the Economy and Finance in 1996, Chief of Staff to the French Minister of Communications, who was also Mayor of Grenoble, with responsibility for coordinating staff in 1993, and Chief of Staff to the Mayor of Grenoble in 1992.

French

Jérôme Schmitt

Jérôme Schmitt, Civil Mining Engineer (Saint-Etienne), started his career in Asia before joining the Group’s Finance division in 1992.

He was first in charge of Finance Operations for Exploration & Production projects for the Asia and North-Africa Area and then for South America. He then joined the gas division.

He was then in charge of New Business in the field of gas for the Middle East-Central Asia Area and later appointed Vice-President Gas Development for India, based in Mumbai.

In 2000, Mr. Schmitt was appointed at the Mergers & Acquisition division, in charge of Corporate M&A.

He became Vice President Investor Relations in 2004. In 2009, he was appointed Group Treasurer.

French

Name	Principal Occupation or Employment	Citizenship
Since January 2, 2012, Jérôme Schmitt is Senior Vice President Corporate Affairs at Total Marketing & Services Division. On October 15, 2013 Jérôme Schmitt has been appointed Executive Vice President, Sustainable Development & Environment and is a member of the Management Committee.

Maarten Scholten

Maarten Scholten has almost 30 years of extensive legal and financial experience in the oil industry.

During his 20 years career at Schlumberger, Mr. Scholten served in Senior and Executive positions as Director of Legal Service, Head of Finance, President Schlumberger Oilfield Services ECA (Europe, Africa and CIS), and Director Mergers & Acquisitions/Business Development.

Mr. Scholten holds a Master of Science in politics from the University of Paris (Sorbonne) and a JD Commercial Law from the University of Amsterdam.

Dutch

Bernadette Spinoy

Bernadette Spinoy is Senior Vice President Industrial Safety for the Group.

Bernadette Spinoy began her career within PetroFina in 1985, where she held various positions in the Refining & Supply Department.

In 1991, she became Marketing and Transport Manager for Natural Gas, and in 1994 she was put in charge of Coordination of Supply and Optimization for Refining. She became Vice President Corporate Planning in 1996 for PetroFina and in 2000 she was appointed Vice President Strategy and Financial Control for TotalFina and subsequently for the petrochemicals activities of Atofina.

In 2001, Mrs Spinoy became Vice President Marketing and Sales for the Base Chemicals division of Total Petrochemicals. From 2003 until 2010, she was a member of the Board of Directors of Cepsa.

Since 2007 she has been Senior Vice President for the Styrenics division. She was also in charge of the Purchasing & Polymers Logistics division.

In 2010, she was appointed Senior Vice President Base Chemicals & Health, Safety and Environment. Mrs Spinoy was appointed Senior Vice President Refining-Petrochemicals Eastern Hemisphere on January 1, 2012, as well as member of the Management Committee. Bernadette Spinoy is a board member of Faurecia since May 2014.

Mrs Spinoy holds a Master in Business Engineering of the Louvain-la-Neuve University in Belgium.

French

François Viaud	François Viaud is a graduate of French engineering schools Ecole Polytechnique and Ecole Nationale Supérieure du Pétrole et des Moteurs (IFP School).	French

Name	Principal Occupation or Employment	Citizenship

He began his career in 1978 as a drilling engineer at Elf Aquitaine, with stints in France, Oman, Norway and Guatemala. In 1983, he moved to the reservoir engineering team in France, before being appointed Reservoir Engineering Manager in Norway in 1988.

Beginning in 1991, he held Operations Manager positions in Elf’s Exploration & Production subsidiaries in the United Kingdom, Angola and the Congo. In 1996, he was appointed Managing Director of Elf Nigeria, and in 2000, President and CEO of TotalFinaElf E&P USA.

In 2002, he was appointed Senior Vice President, Human Resources and Communication in Exploration & Production.

François Viaud was appointed Senior Vice President, Human Resources and a Management Committee member on March 1, 2008.

Marc Blaizot

Marc Blaizot is a graduate of Ecole Nationale Supérieure de Geologie in Nancy, France and began his career as an operational geologist with Elf in 1979. He went on to specialize in basin evaluation, prospect generation and the appraisal of discoveries in Europe (Italy, Norway, United Kingdom, Netherlands) from 1982 to 1990 and in Syria from 1990 to 1992.

From 1996 to 2002, he conducted geoscience analyses for the Middle East (Syria, Iraq, Qatar, Oman).

As head of the Exploration Portfolio Department from 2002 to 2005 and the New Business Department from 2005 to 2008, he was responsible for managing the exploration portfolio and selecting new opportunities worldwide.

He served as Vice President, Geosciences in Exploration & Production from 2008.

Marc Blaizot was appointed Senior Vice President, Exploration on March 1, 2011.

On January 16, 2012, he was appointed to Total’s Management Committee.

French

Olivier Cleret de Langavant

Olivier Cleret de Langavant is a graduate of the Ecole des Mines engineering school in Paris, France.

He began his career in 1978 at CEREN (Centre for Economic Studies and Research on Energy) before joining the Group in 1981 and occupying several positions as a reservoir engineer, initially in France and then in the Congo, the United States and Colombia.

He was then appointed Senior Vice President, Operations in the Netherlands. He was Assistant Managing Director of Total E&P Angola from 1998 to 2002 during the early development phase of the deepwater Girassol field.

French

Name	Principal Occupation or Employment	Citizenship

He was subsequently appointed Managing Director of Total E&P Myanmar.

In 2005, Mr. de Langavant was appointed Managing Director of Total E&P Angola, a position he held until 2009, when he became Senior Vice President, Finance, Economics & Information Systems in Exploration-Production.

On January 16, 2012, he was appointed to Total’s Management Committee.

Michel Hourcard

Michel Hourcard is a graduate of the Ecole Centrale de Paris engineering school. He began his career in the Scientific Department at the French Atomic Energy Commission (CEA) in 1980, before joining Total in 1982. He held various drilling operations positions in Exploration & Production, including in Egypt and the North Sea, and in 1991 was appointed Manager of the Drilling Laboratory.

He held this position until 1994, when he moved to the Finance Department as head of Chemical Subsidiaries Operations and subsequently Vice President, Investor Relations from 1995. From 2000 to 2001, he was Vice President, Iran in TotalFinaElf’s Exploration & Production business. In December 2001, he was appointed Vice President, Corporate Communications.

In January 2005, he was named Vice President, UAE and Qatar in Exploration & Production’s Middle East Division.

On April 1, 2009, he Hourcard was appointed Senior Vice President, Development and Operations Techniques and Senior Vice President for the Scientific and Technical Center in Pau.

In March 2011, Michel Hourcard was appointed Senior Vice President, Development, Exploration & Production.

On January 1, 2011, he was appointed to Total’s Management Committee.

French

Bertrand Deroubaix

Bertrand Deroubaix began his career as a Civil Engineer in various departments of the French Transportation Ministry, and was Project Manager for the famous Normandy Bridge across the Seine.

He joined Total in 1995 as Deputy General Manager of the Normandy refinery. In 1997, he moved to the Upstream segment, where he was Vice President, New Business & New Ventures at Total Gas & Power, then Vice President, Strategic Planning and Financial Control at Total Exploration-Production.

He was appointed Vice President, e-Business and e-Procurement in 2000, and in 2002 was elected Chairman of the Board of Trade-Ranger, an e-procurement marketplace serving the oil and gas and chemical industry, in Houston.

French

Name	Principal Occupation or Employment	Citizenship

In 2004, he became Total Corporate Vice President, Competitive Intelligence.

In November 2008, he was appointed General Secretary of Total Refining & Marketing. He was appointed to the same position in the Refining Chemicals division on January 1, 2012.

He is a member of the Total Corporate Management Committee.

Mr. Deroubaix, 56, is a graduate of France’s École Polytechnique and École Nationale des Ponts et Chaussées, a civil engineering school.

Jean-Marc Jaubert

Jean-Marc Jaubert is a graduate of the French engineering schools Ecole Polytechnique and Ecole des Mines in Paris. He joined Elf in 1981 as an economic engineer in the refining business, and was later appointed process engineer at the Grandpuits refinery.

In 1985, he moved to the petrochemicals business as operations manager of the high-pressure polyethylene unit at the Gonfreville plant.

Beginning in 1989, he held a variety of marketing positions in Elf Atochem’s Petrochemicals business, before heading it from 1998. He was subsequently appointed Vice President, Industrial Petrochemicals at Atofina, based in Brussels. From March 2002 to July 2004, he was Vice President, Industrial Safety for the Chemicals business.

Jean-Marc Jaubert was appointed Vice President, Industrial Safety and member of Total’s Management Committee on August 2, 2004. On August 25, 2014, Jean-Marc Jaubert has been appointed Senior Vice President Manufacturing & Projects within the Refining & Chemicals Division and became also member of the Management Committee.

French

Jacques Maigné

Jacques Maigné started his career in 1989 at Paulstra, a Hutchinson subsidiary as Vice President, Sales and Marketing for anti-vibration solutions for industry.

In 1991, he moved on to head the Industrial Fluid Transfer team, whose portfolio of products is essentially intended for the defense and road transportation markets.

In 1994, he was named Senior Vice President, Aerospace Anti-Vibration Solutions France. From 2001 to 2009, he served as Corporate Vice President, Aerospace and Industry at Hutchinson, which supplies aerospace equipment under the Hutchinson Aerospace brand.

Since April 2009, Mr. Maigné has been Chairman and Chief Executive Officer of Hutchinson. He is also a member of the Total Corporate Management Committee.

Mr. Maigné, 52, is a graduate of the Ecole Centrale de Lyon engineering school.

French

Name	Principal Occupation or Employment	Citizenship
Jean-Jacques Mosconi

Jean-Jacques Mosconi started his career in 1983 as a Research Manager in the Economic Research Department at French utility Electricité de France. He joined the Group’s Strategy Department in 1988 and in 1990 was appointed Operations Manager of the Donges refinery.

In 1995, he was named CEO of Elf Italia and in 1998, CEO of Lubricants.

In January 2002, Mr. Mosconi was appointed Senior Vice President, Strategy, Development, Research in the Refining-Marketing division.

In 2007, he was named Vice President, Strategy & Business Intelligence at Total.

He was appointed Senior Vice President, Refining-Base Chemicals Europe on January 1, 2012. He also sits on Total’s Management Committee.

Mr. Mosconi, 54, is a graduate of Ecole Normale Supérieure and the Institut d’Etudes Politiques, both in Paris.

French

Bernard Pinatel

Bernard Pinatel began his career at Booz Allen Hamilton as a Strategy Consultant. Mr. Pinatel joined Hutchinson in 1991 as an Analyst in the Strategy Department, subsequently becoming Vice President, Production in Germany.

After three years as Plant Manager at Synthron, he rejoined Total as Vice President, Marketing Europe of Coates Lorilleux in 1999.

He was appointed CEO of Bostik France in 2000 and of Bostik Europe in 2003.

From July 2006 to December 2009, he was President of Total Resins, which encompasses Cray Valley, Cook Composites & Polymers and Sartomer.

Since January 2010, Mr. Pinatel has been CEO of Bostik. He also sits on Total’s Management Committee.

Mr. Pinatel, 49, is a graduate of the Ecole Polytechnique engineering school in Paris, the Paris Graduate School of Economics, Statistics and Finance (ENSAE) and Institut d’Etudes Politiques (Sciences Po). He also holds a MBA from INSEAD Graduate Business School.

French

Thomas Waymel

Thomas Waymel, born in 1968, is a graduate of France’s Ecole Polytechnique and Ecole Nationale Supérieure du Pétrole et des Moteurs (ENSPM) engineering schools and the University of Pennsylvania in Philadelphia. He joined Total’s Refining business in Paris in 1993.

In 1995, he became a crude oil trader in Geneva, subsequently

Belgian

Name	Principal Occupation or Employment	Citizenship

moving to Houston in the same capacity in 2002. In 2003, he was appointed General Manager, Americas Coordination, a position based in Houston.

In 2006, he was named General Manager, West Africa Coordination, a position based in Geneva. In 2007, he moved to Total Refining & Marketing in Paris as Manager, Resource, Market & Contract Balances. He was appointed Vice President, Crude Oil Trading in 2011, a position based in Geneva.

Thomas Waymel has been Senior Vice President of Total’s Trading & Shipping Division since December 2014. He is also a member of Total’s Management Committee.

Odile de Damas-Nottin

Odile de Damas-Nottin joined Total in 1982, as a market researcher in the Sales & Marketing Department. After moving to the French Retail Network, she held the positions of Sales & Marketing Manager reporting to the Regional Vice President, Sales Manager and Sales Promotion Manager.

She subsequently held various positions of responsibility in finance in the Procurement & Logistics Division before moving to the Human Resources & Communications Division in Refining & Marketing, with responsibility for training and career management.

She was appointed Vice President, Recruitment at the corporate level in 2003, later adding Career Management to her responsibilities. From 2007, she served as Vice President, Compensation, Employee Benefits & Expatriation at Total. During this period, she sat on the Boards of Directors of AGIRC, a French government-sponsored supplemental pension scheme, and several pension and insurance institutions.

In 2012, she was named Senior Vice President, Human Resources of Total Marketing & Services and member of the business segment’s Management Committee.

On January 14, 2014, she was appointed to Total’s Management Committee.

O. de Damas-Nottin, 53, is a graduate of the Ecole Supérieure de Commerce business school in Paris, France.

French

Name	Principal Occupation or Employment	Citizenship
Francis Jan

Francis Jan joined Total in 1980. He held a variety of sales, supply chain and marketing positions in the Downstream business segment before being appointed Vice President of the Retail Network in 1997, then Vice President, West Africa in 2000.

He served as CEO of Totalgaz from 2002 to 2006. He was appointed Senior Vice President, Specialties for Latin America/Caribbean, Northern, Central and Eastern Europe, and the CIS of Total’s Refining & Marketing business segment in 2006. He was also named member of the segment’s Management Committee.

In January 2012, Mr. Jan was appointed Senior Vice President, Operations & Global Businesses and Senior Vice President, Americas in the Supply & Marketing business segment.

In July 2013, he was also named Senior Vice President, Supply & Logistics in Marketing & Services (formerly Supply & Marketing). He was appointed to Total’s Management Committee on January 14, 2014.

Mr. Jan is a graduate of the ESCAE business school in Dijon, France. He also holds an advanced accounting diploma and a postgraduate diploma in business law.

French

Benoît Luc

Benoît Luc joined Total France in 1984, after beginning his career as a Technical Cooperation Engineer in Morocco. He was appointed International Fuel Card Project Manager for Europe in 1990.

In 1993, he was assigned to Petrogal in Portugal as Vice President, Commercial Sales. Two years later, Mr. Luc was named Vice President, Business Development & Strategy for Africa/Middle East.

He became CEO of Total Oil Turkiye in 1996. In 1999, he was appointed as Senior Vice President, Marketing Development of Total and later holding the same position at TotalFinaElf.

In 2001, he was named COO and CEO of Total Italia.In 2007, he was appointed Senior Vice President, Strategy, Development, Research of Total’s Refining & Marketing division.

He was appointed Senior Vice President Europe in the Supply & Marketing division on January 2, 2012.

Mr. Luc, 55, is a Civil Engineer graduate of the Ecole Spéciale des Travaux Publics, du Bâtiment et de l’Industrie (ESTP) in Paris and holds an undergraduate degree in economics.

French

Momar Nguer

Momar Nguer began his career in 1982 in Hewlett Packard France’s Finance Department. He joined Total in 1984, serving in various Downstream positions.

After a period at Total Africa’s headquarters, he was named Vice President, Marketing at Total Senegal in 1985.

French

Name	Principal Occupation or Employment	Citizenship

Returning to Paris headquarters in 1991, he was appointed Vice President, Retail Network & Consumers at Total Africa.

In 1995, Mr. Nguer became Chief Executive Officer of Marketing Subsidiary Total Cameroun and was subsequently named Chief Executive Officer of Marketing Subsidiary Total Kenya in 1997.

In 2000, he was appointed Executive Vice President, Total East Africa & Indian Ocean in Total’s Refining & Marketing division.

In 2007, he became Vice President, Aviation Fuel.

Since December 15, 2011, he is Senior Vice President, Africa/Middle East at Total Marketing & Services. Momar Nger, 55, is a graduate of France’s ESSEC Business School.

ELF AQUITAINE S.A.

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Elf Aquitaine. Elf Aquitaine is a direct wholly owned subsidiary of Total S.A. The business address of each of the directors and executive officers of Elf Aquitaine is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with Elf Aquitaine.

Name	Principal Occupation or Employment	Citizenship
Patrick de La Chevardière	Chairman of the Board and Chief Executive Officer. The principal occupations or employment and material employment history for the past five years of Mr. de La Chevardière is set forth above.	French

Bertrand Deroubaix	Director. The principal occupations or employment and material employment history for the past five years of Mr. Deroubaix is set forth above.	French

Olivier Cleret de Langavant	Director. The principal occupations or employment and material employment history for the past five years of Mr. Cleret de Langavant is set forth above.	French

Dominique Guyot	Director. The principal occupations or employment and material employment history for the past five years of Mr. Guyot is set forth above.	French

Dominique Bonnet	Director. Mr. Bonnet is the Chief Accounting Officer of Total S.A.	French

Thierry Pflimlin

Director.

Thierry Pflimlin is the General Secretary of the Marketing & Services Division of Total S.A. From 2012 to 2013, Mr. Pflimlin was the Head of the France Department of the Marketing & Services Division. In 2011 Mr. Pflimlin was the Head of the Marketing France Department of the Refining & Marketing Division of Total S.A. Prior to that, Mr. Pflimlin was the Head of the Asia-Pacific Department of the Refining & Marketing Division of Total S.A.

French

TOTAL GAZ ELECTRICITE HOLDINGS FRANCE SAS

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of the executive officer of Total Gaz Electricite Holdings France, a direct wholly owned subsidiary of Elf Aquitaine (“Total Gaz”). Total Gaz does not have a board of directors. The business address of the executive officer of Total Gaz is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with Total Gaz.

Name	Principal Occupation or Employment	Citizenship
Philippe Boisseau	President. The principal occupations or employment and material employment history for the past five years of Mr. Boisseau is set forth above.	French

TOTAL ENERGIES NOUVELLES ACTIVITES USA

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each executive officer of Purchaser, a direct wholly owned subsidiary of Total Gaz. Purchaser does not have a board of directors. The business address of each of the executive officers of Purchaser is 24, cours Michelet, 92800 Puteaux, France. Except as otherwise noted, positions specified are positions with Purchaser.

Name	Principal Occupation or Employment	Citizenship
Bernard Clément

President.

Bernard Clément has served as the Senior Vice President, Business & Operations, of the New Energies division of Total S.A. since July 1, 2012. Prior to Before this appointment, he was Senior Vice President of Gas Assets, Technology, and Research & Development for the Gas & Power division of Total S.A. since January 1, 2010.

French

Arnaud Chaperon	Managing Director. Arnaud Chaperon currently serves as the Senior Vice President of Prospective Analysis, Institutional Relations and Communications for the New Energies division of Total S.A.	French

Vincent Schachter	Managing Director. Vice President of Research and Development for the New Energies division of Total S.A. since January 1, 2009.	French

Jean-Yves Daclin	Managing Director. Vice President of Solar Business for the New Energies division of Total S.A.

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement.

2	1.5% Senior Unsecured Convertible Notes, dated July 30, 2012, September 14, 2012 and December 24, 2012, respectively, issued by Amyris, Inc. to Total Gas & Power USA, SAS(1)

3	1.5% Senior Unsecured Convertible Note, dated June 6, 2013, issued by Amyris, Inc. to Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS)(2)

4	1.5% Senior Secured Convertible Note dated December 2, 2013 issued by Amyris, Inc. to Total Energies Nouvelles Activités USA(3)

5	Amended and Restated Master Framework Agreement, dated December 2, 2013, between Amyris, Inc. and Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS)(4)

6	Letter Agreement, dated December 2, 2013, relating to the Senior Secured Convertible Notes and the 1.5% Senior Unsecured Convertible Notes due 2017 between Amryis, Inc. and Total Energies Nouvelles Activités USA(5)

7	Letter agreement, dated March 24, 2013, between Amyris, Inc. and Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS)(6)

8	Letter Agreement, dated March 29, 2014, between Amyris, Inc. and Total Energies Nouvelles Activités USA(7)

9	Securities Purchase Agreement, dated July 30, 2012, between Amyris, Inc. and Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS)(8)

10	Securities Purchase Agreement, made and entered into as of August 8, 2013, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(9)

11	Amendment No. 1 to Securities Purchase Agreement, dated October 16, 2013 by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(10)

12	Amendment No. 2 to Securities Purchase Agreement, dated December 24, 2013 by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(11)

13	Amended and Restated Investors Rights Agreement, dated June 21, 2010, by and among Amyris Biotechnologies, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(12)

14	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated February 23, 2012, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(13)

15	Amendment No. 2 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2012, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(14)

16	Amendment No. 3 to Amended and Restated Investors’ Rights Agreement, dated March 27, 2013, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(15)

17	Amendment No. 4 to Amended and Restated Investors’ Rights Agreement, dated October 16, 2013, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS), and certain other investors.(16)

18	Amendment No. 5 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2013, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(17)

19	Voting Agreement, dated August 8, 2013, among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(18)

20	Amended and Restated Letter Agreement, dated May 8, 2014, among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(19)

(1)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended September 30, 2012, filed with the Securities and Exchange Commission on November 9, 2012.

(2)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 9, 2013.
(3)	Incorporated by reference to Exhibit 10.27 to the Issuer’s Annual Report on Form 10-K (no. 001-34885) for the period ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(4)	Incorporated by reference to Exhibit 10.29 to the Issuer’s Annual Report on Form 10-K (no. 001-34885) for the period ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(5)	Incorporated by reference to Exhibit 10.30 to the Issuer’s Annual Report on Form 10-K (no. 001-34885) for the period ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(6)	Incorporated by reference to Exhibit 10.03 to the Issuer’s Quarterly Report on Form 10-Q (no. 001-34885) for the period ended March 31, 2013, filed with the Securities and Exchange Commission on May 9, 2013.
(7)	Incorporated by reference to Exhibit 4.03 to the Issuer’s Quarterly Report on Form 10-Q (no. 001-34885) for the period ended March 31, 2014, filed with the Securities and Exchange Commission on May 9, 2014.
(8)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended September 30, 2012, filed with the Securities and Exchange Commission on November 9, 2012.
(9)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 5, 2013.
(10)	Incorporated by reference to Exhibit 4.25 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(11)	Incorporated by reference to Exhibit 4.24 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(12)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form S-1 (No. 333-166135) filed with the Securities and Exchange Commission on June 23, 2010.
(13)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Form S-3 (No. 333-180005) filed with the Securities and Exchange Commission on March 9, 2012.
(14)	Incorporated by reference to Exhibit 4.04 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on March 28, 2013.
(15)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended March 31, 2013, filed with the Securities and Exchange Commission on May 9, 2013.
(16)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(17)	Incorporated by reference to Exhibit 4.07 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(18)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 5, 2013.
(19)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended June 30, 2014, filed with the Securities and Exchange Commission on August 8, 2014.